      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000, and from December 31, 1999 through October 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000, and from December 31, 1999 through October 31, 2000, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust



By:        /s/ Edward J. O'Brien
           ------------------------------------------------------
           Edward J. O'Brien
           Senior Vice President - Division Head

           2/16/01
           ------------------------------------------------------
           Date




By:
           /s/ Cinzia M. Liambo
           ------------------------------------------------------
           Cinzia M. Liambo
           Vice President - Compliance

           2/16/01
           ------------------------------------------------------
           Date

      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2000, and from October 31, 2000 through November 30, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, and from October 31, 2000 through November 30, 2000, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust

By:        /s/ Edward J. O'Brien
           ------------------------------------------------------
           Edward J. O'Brien
           Senior Vice President - Division Head

           2/16/01
           ------------------------------------------------------
           Date




By:        /s/ Cinzia M. Liambo
           ------------------------------------------------------
           Cinzia M. Liambo
           Vice President - Compliance

           2/16/01
           ------------------------------------------------------
           Date

      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2000, and from November 30, 2000 through December 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000, and from November 31, 2000 through December 31, 2000, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust



By:        /s/ Edward J. O'Brien
           ------------------------------------------------------
           Edward J. O'Brien
           Senior Vice President - Division Head

           2/16/01
           ------------------------------------------------------
           Date




By:        /s/ Cinzia M. Liambo
           ------------------------------------------------------
           Cinzia M. Liambo
           Vice President - Compliance

           2/16/01
           ------------------------------------------------------
           Date

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE TRUSTEES OF STATE STREET
NAVIGATOR SECURITIES LENDING TRUST

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security purchases and sales, for the period from December 31, 1999 (the date of our last examination), through October 31, 2000:

- For securities which were held by the Fund at October 31, 2000, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

- We confirmed all domestic time deposit and funding agreement positions at October 31, 2000 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at October 31, 2000 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 16, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE TRUSTEES OF STATE STREET
NAVIGATOR SECURITIES LENDING TRUST

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000, and with respect to agreement of security purchases and sales, for the period from October 31, 2000 (the date of our last examination), through November 30, 2000:

- For securities which were held by the Fund at November 30, 2000, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

- We confirmed all domestic time deposit and funding agreement positions at November 30, 2000 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at November 30, 2000 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 16, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE TRUSTEES OF STATE STREET
NAVIGATOR SECURITIES LENDING TRUST

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2000, and with respect to agreement of security purchases and sales, for the period from November 30, 2000 (the date of our last examination), through December 31, 2000:

- For securities which were held by the Fund at December 31, 2000, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

- We confirmed all domestic time deposit and funding agreement positions at December 31, 2000 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at December 31, 2000 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 16, 2001

                                       2